UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

EQRx, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

26886C107
(CUSIP Number)

AH Capital Management, L.L.C. 2865 Sand Hill Road, Suite 101 Menlo Park, CA 94025 (650) 798-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Bio Fund II, L.P. (“AH Bio II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,438,465 shares, for itself and as nominee for AH Bio Fund II-B, L.P. (“AH Bio II-B”), except that AH Equity Partners Bio II, L.L.C. (“AH Equity Bio II”), the general partner of AH Bio II, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH Equity Bio II, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
17,438,465 shares, for itself and as nominee for AH Bio II-B, except that AH Equity Bio II, the general partner of AH Bio II, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Bio II, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,438,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of EQRx, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners Bio II, L.L.C. (“AH Equity Bio II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,438,465 shares, all of which are held of record by AH Bio II, for itself and as nominee for AH Bio II-B. AH Equity Bio II, the general partner of AH Bio II, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Bio II, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
17,438,465 shares, all of which are held of record by AH Bio II for itself and as nominee for AH Bio II-B. AH Equity Bio II, the general partner of AH Bio II, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Bio II, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,438,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

2 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Bio Fund III, L.P. (“AH Bio III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,192,015 shares, for itself and as nominee for AH Bio Fund III-B, L.P. (“AH Bio III-B”) and AH Bio Fund III-Q, L.P. (“AH Bio III-Q”), except that AH Equity Partners Bio III, L.L.C. (“AH Equity Bio III”), the general partner of AH Bio III, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Bio III, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
19,192,015 shares, for itself and as nominee for AH Bio III-B and AH Bio III-Q, except that AH Equity Bio III, the general partner of AH Bio III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Bio III, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,192,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

3 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners Bio III, L.L.C. (“AH Equity Bio III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,192,015 shares, all of which are held of record by AH Bio III, for itself and as nominee for AH Bio III-B and AH Bio III-Q. AH Equity Bio III, the general partner of AH Bio III, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Bio III, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
19,192,015 shares, all of which are held of record by AH Bio III for itself and as nominee for AH Bio III-B and AH Bio III-Q. AH Equity Bio III, the general partner of AH Bio III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Bio III, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,192,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%[4]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

4 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andreessen Horowitz LSV Fund I, L.P. (“AH LSV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,433,677 shares, for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. (“AH LSV I-B”) and Andreessen Horowitz LSV Fund I-Q, L.P. (“AH LSV I-Q”), except that AH Equity Partners LSV I, L.L.C. (“AH Equity LSV I”), the general partner of AH LSV I, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
11,433,677 shares, for itself and as nominee for AH LSV I-B and AH LSV I-Q, except that AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,433,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%[5]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

5 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners LSV I, L.L.C. (“AH Equity LSV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,433,677 shares, all of which are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q. AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
11,433,677 shares, all of which are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q. AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,433,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%[6]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

6 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andreessen Horowitz LSV Fund II, L.P. (“AH LSV II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000 shares, for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. (“AH LSV II-B”) and Andreessen Horowitz LSV Fund II-Q, L.P. (“AH LSV II-Q”), except that AH Equity Partners LSV II, L.L.C. (“AH Equity LSV II”), the general partner of AH LSV II, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV II, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
5,000,000 shares, for itself and as nominee for AH LSV II-B and AH LSV II-Q, except that AH Equity LSV II, the general partner of AH LSV II, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV II, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%[7]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

7 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners LSV II, L.L.C. (“AH Equity LSV II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000 shares, all of which are held of record by AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q. AH Equity LSV II, the general partner of AH LSV II, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV II, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
5,000,000 shares, all of which are held of record by AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q. AH Equity LSV II, the general partner of AH LSV II, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV II, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%[8]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

8 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares.
	8	SHARED VOTING POWER
53,064,157 shares, of which (a) 17,438,465 are held of record by AH Bio II, for itself and as nominee for AH Bio II-B, (b) 19,192,015 are held of record by AH Bio III, for itself and as nominee for AH Bio III-B and AH Bio III-Q, (c) 11,433,677 are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, and (d) 5,000,000 are held of record by AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q. Andreessen is (i) a managing member of AH Equity Bio II, the general partner of AH Bio II, (ii) a managing member of AH Equity Bio III, the general partner of AH Bio III, (iii) a managing member of AH Equity LSV I, the general partner of AH LSV I, and (iv) a managing member of AH Equity LSV II, the general partner of AH LSV II, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
0 shares.
	10	SHARED DISPOSITIVE POWER
53,064,157 shares, of which (a) 17,438,465 are held of record by AH Bio II, for itself and as nominee for AH Bio II-B, (b) 19,192,015 are held of record by AH Bio III, for itself and as nominee for AH Bio III-B and AH Bio III-Q, (c) 11,433,677 are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, and (d) 5,000,000 are held of record by AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q. Andreessen is (i) a managing member of AH Equity Bio II, the general partner of AH Bio II, (ii) a managing member of AH Equity Bio III, the general partner of AH Bio III, (iii) a managing member of AH Equity LSV I, the general partner of AH LSV I, and (iv) a managing member of AH Equity LSV II, the general partner of AH LSV II, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,064,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%[9]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

9 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

CUSIP No.	26886C107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares.
	8	SHARED VOTING POWER
53,064,157 shares, of which (a) 17,438,465 are held of record by AH Bio II, for itself and as nominee for AH Bio II-B, (b) 19,192,015 are held of record by AH Bio III, for itself and as nominee for AH Bio III-B and AH Bio III-Q, (c) 11,433,677 are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, and (d) 5,000,000 are held of record by AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q. Horowitz is (i) a managing member of AH Equity Bio II, the general partner of AH Bio II, (ii) a managing member of AH Equity Bio III, the general partner of AH Bio III, (iii) a managing member of AH Equity LSV I, the general partner of AH LSV I, and (iv) a managing member of AH Equity LSV II, the general partner of AH LSV II, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
0 shares.
	10	SHARED DISPOSITIVE POWER
53,064,157 shares, of which (a) 17,438,465 are held of record by AH Bio II, for itself and as nominee for AH Bio II-B, (b) 19,192,015 are held of record by AH Bio III, for itself and as nominee for AH Bio III-B and AH Bio III-Q, (c) 11,433,677 are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, and (d) 5,000,000 are held of record by AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q. Horowitz is (i) a managing member of AH Equity Bio II, the general partner of AH Bio II, (ii) a managing member of AH Equity Bio III, the general partner of AH Bio III, (iii) a managing member of AH Equity LSV I, the general partner of AH LSV I, and (iv) a managing member of AH Equity LSV II, the general partner of AH LSV II, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,064,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%[10]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

10 This percentage is calculated based upon 487,632,615 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the SEC (File No. 001-40312) on December 20, 2021.

Item 1.	Security and Issuer

This Schedule relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of EQRx, Inc., f/k/a CM Life Sciences III Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 50 Hampshire Street, Cambridge, MA 02139.

Item 2.	Identity and Background

(a)        This Schedule 13D is filed by AH Bio Fund II, L.P., a Delaware limited partnership (“AH Bio II”), AH Bio Fund III, L.P., a Delaware limited partnership (“AH Bio III”), Andreessen Horowitz LSV Fund I, L.P., a Delaware limited partnership (“AH LSV I”), Andreessen Horowitz LSV Fund II, L.P., a Delaware limited partnership (“AH LSV II”), AH Equity Partners Bio II, L.L.C., a Delaware limited liability company (“AH Equity Bio II”), AH Equity Partners Bio III, L.L.C., a Delaware limited liability company (“AH Equity Bio III”), AH Equity Partners LSV I, L.L.C., a Delaware limited liability company (“AH Equity LSV I”), AH Equity Partners LSV II, L.L.C., a Delaware limited liability company (“AH Equity LSV II”), Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH Equity Bio II is the general partner of AH Bio II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio II for itself and as nominee for AH Bio Fund II-B, L.P. (“AH Bio II-B”). Andreessen and Horowitz are managing members of AH Equity Bio II and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio II for itself and as nominee.

AH Equity Bio III is the general partner of AH Bio III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio III for itself and as nominee for AH Bio Fund III-B, L.P. (“AH Bio III-B”) and AH Bio Fund III-Q, L.P. (“AH Bio III-Q”). Andreessen and Horowitz are managing members of AH Equity Bio III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio III for itself and as nominee.

AH Equity LSV I is the general partner of AH LSV I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. (“AH LSV I-B”) and Andreessen Horowitz LSV Fund I-Q, L.P. (“AH LSV I-Q”). Andreessen and Horowitz are managing members of AH Equity LSV I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee.

AH Equity LSV II is the general partner of AH LSV II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV II for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. (“AH LSV II-B”) and Andreessen Horowitz LSV Fund II-Q, L.P. (“AH LSV II-Q”). Andreessen and Horowitz are managing members of AH Equity LSV II and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV II for itself and as nominee.

(b)        The address of the principal place of business of each of the Reporting Persons is c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c)       The principal occupation of each of Andreessen and Horowitz is as the co-founder and managing member of the venture capital firm Andreessen Horowitz. The principal business of each of the other Reporting Persons is the venture capital investment business.

(d)       During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations

An aggregate of 48,064,157 shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated as of August 5, 2021, by and among the Issuer, Clover III Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of the Issuer, and EQRx International, Inc., a Delaware corporation (f/k/a EQRx, Inc.) (“Legacy EQRx”) (as it may be amended from time to time, the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy EQRx was effected through the merger of Merger Sub with and into Legacy EQRx, with Legacy EQRx surviving as the surviving company and as a wholly owned subsidiary of the Issuer (the “Merger,” and collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). The Business Combination closed on December 17, 2021 (the “Closing”).

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy EQRx common stock, par value $0.0001 per share (the “Legacy EQRx Common Stock”), and each share of the Legacy EQRx preferred stock, par value $0.0001 per share, that was convertible into a share of Legacy EQRx Common Stock, was canceled and converted into the right to receive the number of shares of the Issuer’s Common Stock equal to the product (rounded down to the nearest whole number) of the number of such shares outstanding immediately prior to the Effective Time multiplied by 0.627 (the “Exchange Ratio”).

An aggregate of 5,000,000 shares of Common Stock reported herein as beneficially owned by AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q (the “AH LSV II Entities”) were purchased by the AH LSV II Entities concurrent with the Closing pursuant to that certain Subscription Agreement, dated August 5, 2021, by and between the Issuer and AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q (the “Subscription Agreement”). Pursuant to the Subscription Agreement, the AH LSV II Entities purchased an aggregate of 5,000,000 shares of Common Stock at a price of $10.00 per share, for an aggregate purchase price of $50,000,000.00.

Pursuant to the terms of the Business Combination Agreement, the Reporting Persons have the right to receive additional shares of Common Stock of the Issuer if the Issuer satisfies certain performance milestones (the “Earn-Out Shares”), as more fully described in the Business Combination Agreement. The Earn-Out Shares are not included in the Reporting Persons’ respective cover pages to this Schedule 13D because they are not deemed beneficially owned by the Reporting Persons pursuant to Rule 13d-3(d)(1).

The source of the funds for all purchases and acquisitions by AH Bio II, AH Bio III, AH LSV I and AH LSV II was from working capital.

No part of the purchase price was borrowed by AH Bio II, AH Bio III, AH LSV I or AH LSV II for the purpose of acquiring any securities discussed in this Item 3.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Business Combination Agreement, the Reporting Persons tendered 76,657,350 shares of Legacy EQRx Common Stock, 30,913,642 shares of Legacy EQRx Series A Preferred Stock and 17,150,515 shares of Legacy EQRx Series B Preferred Stock in exchange for 48,064,157 shares of Common Stock in the aggregate.

Subject to the Amended and Restated Registration Rights Agreement and the Stockholder Lock-Up Agreement described in Item 6 of this Schedule 13D and in certain cases, the Issuer’s Insider Trading Policy, one or more Reporting Persons may from time to time buy or sell additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other investment opportunities available to the Reporting Persons, general economic, money market and stock market conditions, and other considerations as such Reporting Person deems relevant.

Except as described herein, none of the Reporting Persons have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by applicable law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b)      The responses of the Reporting Persons with respect to rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Calculations of the percentage of the shares of Common Stock beneficially owned by the Reporting Persons is based on 487,632,615 shares of Common Stock outstanding as of December 17, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed on December 20, 2021.

(c)        Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, none of the Reporting Persons have engaged in any transaction with respect to the Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of AH Bio II, AH Bio III, AH LSV I and AH LSV II and the limited liability company agreement of each of AH Equity Bio II, AH Equity Bio III, AH Equity LSV I and AH Equity LSV II, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

On December 17, 2021, the Issuer entered into an Amended and Restated Registration Rights Agreement, which became effective as of the Closing, with CMLS Holdings III LLC, a Delaware limited liability company, the Issuer’s initial stockholders, the Issuer’s directors, and certain holders of the Issuer’s capital stock, including, among others, certain of the Reporting Persons. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain shares of the Issuer’s Common Stock within 30 days after the Closing. In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the holders party to the agreement. The Amended and Restated Registration Rights Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. This summary is qualified by the actual terms of the Amended and Restated Registration Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Stockholder Lockup Agreement

On December 17, 2021, the Issuer, Legacy EQRx and certain of the Reporting Persons entered into Stockholder Lock-Up Agreement. The Stockholder Lock-Up Agreement provides for the securities of the Issuer held by the holders party thereto to be locked-up for a period of time following the Closing, subject to certain exceptions. This summary is qualified by the actual terms of the Stockholder Lock-Up Agreement, the form of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

PIPE Financing Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer and AH LSV II, for itself and as nominee for AH LSV II-B and AH LSV II-Q, entered into the Subscription Agreement. The description of the Subscription Agreement set forth in Item 3 of this Schedule 13D is incorporated herein by reference. In addition, within thirty (30) calendar days after the Closing, the Issuer is required to file with the U.S. Securities and Exchange Commission a registration statement registering the resale of the Common Stock acquired by the AH LSV II Entities pursuant to the Subscription Agreement.

This summary is qualified in its entirety by the terms and conditions of the Subscription Agreement, the form of which is attached hereto as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

A	Agreement of Joint Filing, dated December 27, 2021

B	Amended and Restated Registration Rights, dated as of December 17, 2021, by and among the Issuer and the persons named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021)

C	Form of Stockholder Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021)

D	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2021

AH Bio Fund II, L.P.
for itself and as nominee for AH Bio Fund II-B, L.P.

By: AH Equity Partners Bio II, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners Bio II, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Bio Fund III, L.P.
for itself and as nominee for AH Bio Fund III-B, L.P. and AH Bio Fund III-Q, L.P.

By: AH Equity Partners Bio III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners Bio III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz LSV Fund I, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

By: AH Equity Partners LSV I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners LSV I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz LSV Fund II, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.

By: AH Equity Partners LSV II, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners LSV II, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the U.S. Securities and Exchange Commission.

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of EQRx, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: December 27, 2021	AH Bio Fund II, L.P.
for itself and as nominee for AH Bio Fund II-B, L.P.

By: AH Equity Partners Bio II, L.L.C.
Its: General Partner

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners Bio II, L.L.C.

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Bio Fund III, L.P.
for itself and as nominee for AH Bio Fund III-B, L.P. and AH Bio Fund III-Q, L.P.

By: AH Equity Partners Bio III, L.L.C.
Its: General Partner

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners Bio III, L.L.C.

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz LSV Fund I, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

By: AH Equity Partners LSV I, L.L.C.
Its: General Partner

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners LSV I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz LSV Fund II, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.

By: AH Equity Partners LSV II, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners LSV II, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the U.S. Securities and Exchange Commission.